FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of June 2008
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


                12 AMAL ST, AFEK PARK, ROSH HA'AYIN 48092, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____                Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____        No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                    CONTENTS

Exhibit 99.1 Press Release: TTI Telecom Announces Adjournment of Special Meeting, dated June 12, 2008.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TTI Team Telecom International Ltd.


Date: June 16, 2008                     By: /s/ Israel (Eli) Ofer
                                            ---------------------
                                            Israel (Eli) Ofer
                                            Chief Financial Officer




                                  EXHIBIT INDEX

Exhibit                     Description
Number                      of Exhibit

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Exhibit 99.1 Press Release: TTI Telecom Announces Adjournment of Special Meeting, dated June 12, 2008.
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